Exhibit 10.8

January 17, 2024

Richard C. Puccio, Jr.

Dear Rich,

It is a great pleasure to offer you employment to join Analog Devices (referred to as “ADI” or “Company”) as Executive Vice President Finance & Chief Financial Officer. You will be reporting to the Chief Executive Officer, Vincent Roche (“CEO”), at our Wilmington, MA location.

Your start date at ADI will be February 5, 2024. This date presumes you complete background check authorization and system onboarding immediately upon receipt of the relevant notifications.

Cash Compensation.

•Base Salary. You will be paid at the bi-weekly rate of $25,769.23, which is annualized at $670,000.

•Bonus. In addition to your base salary, you will be eligible to participate in the Executive Performance Incentive Plan (the “Plan”). Your bonus target under the Plan will be 125% of your base salary. Your eligibility for a Bonus payment and the terms of the bonus are governed by the Plan, as it may be amended from time to time by our Board of Directors or the Compensation and Talent Committee of the Board.

•Hiring Bonus. In consideration of compensation you will be forfeiting with your current employer, you will be paid a one-time time Hiring Bonus (“Hiring Bonus”) of $500,000 (less applicable taxes). This bonus will be earned according to the terms outlined in the Hiring Bonus Agreement. Should you cease to be employed due to your resignation without Good Reason or termination by ADI for “Cause” (each as defined in the Hiring Bonus Agreement) prior to twenty-four months from your start date, you agree to repay the full amount.

Equity Compensation.

•Sign on Equity Grant. In consideration of equity you will be forfeiting with your current employer, you will be recommended for a restricted stock unit award (“RSU award”) (approval for which will not be unreasonably denied) with a grant date value of $10,000,000 under the terms of the Analog Devices, Inc. 2020 Equity Incentive Plan, as it may be amended from time to time (the “EIP”). The “grant date” of this recommended RSU award will be the 15th day of the month following the month in which you were hired or the next trading day of the NASDAQ, as applicable. This award will vest in three equal installments of 33% each on the anniversary date of the grant, based on your continued employment with ADI through each vesting date.

Ongoing Equity Grants (Annual Awards). You will be eligible to participate in our Annual Equity Award Program for ADI Fiscal Year 2024 in the normal course. Subject to approval by ADI’s Compensation and Talent Committee, for Fiscal Year 2024, you will receive equity award(s) having an aggregate grant date value of $5.5 million. The equity award(s) will be comprised of the same types of equity received by other executives reporting to the CEO. The timing and structure of the awards is subject to review and approval by the Compensation and Talent Committee who has full discretion in determining the composition of annual executive equity awards. There is no guarantee that the value or composition of equity awards in ADI’s Fiscal Year 2025 (or in subsequent years) will be the same as what is described for Fiscal Year 2024 above.

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Calculation Methodology. To determine the number of shares of equity awarded, the value of the award is divided by the fair market value (FMV) of each share award type. The FMV considers a variety of factors including the price and volatility of the Company’s stock around the time of the grant, the value of the dividend and interest rates, Monte Carlo simulations and Black-Scholes valuation methodology as applicable.

Relocation

The Company will support your relocation to the Massachusetts. You are eligible for relocation benefits based on our current Intra-U.S. Permanent Relocation policy at the Tier 1 level. The relocation benefits will expire one year from your start date. If you voluntarily resign without Good Reason or are terminated by the Company for Cause (both as defined in the Employee Retention Agreement) within the first twelve months of employment you will be required to repay any relocation benefits paid to you. To assist with your move, the Company will provide access to a corporate apartment and rental car in Massachusetts for your first six months of employment.

Additional features of your employment at ADI.
•You will also be eligible to participate in various employee benefit programs including group health, life, and disability insurance; a tuition assistance program; a 401(k) retirement plan; and the Company’s Deferred Compensation program. Participation in these benefit programs is subject to all provisions of the plan documents governing these programs.

•You are eligible to accrue a maximum of 20 days of vacation per calendar year, pro-rated based on your start date. Vacation will accrue and be eligible for use in a manner consistent with the Company’s vacation policies.

As a member of ADI’s executive leadership team, ADI will offer you its standard agreements with executives, including a Retention Agreement and Indemnification Agreement, each as approved by the Board of Directors and/or the Compensation and Talent Committee of the Board.

Subject to confirmation by our Board of Directors, the position you are being offered would qualify you as a "Section 16 officer" of ADI.

Further, you will be subject to our executive stock ownership guidelines, which are subject to review by our Board of Directors from time to time. Under the executive stock ownership guidelines, you will be expected to own at least a number of ADI shares having a value equal to three times your base salary, valued at the current market value of ADI shares. Shares counted toward these guidelines include any shares you hold directly, or that are beneficially held by you, any vested or unvested time-based RSUs and unvested performance-based RSUs whose performance has been certified by the Compensation and Talent Committee.

Our offer of employment is contingent upon successful completion of a background check, proof of employment eligibility, and signing of our Employee Confidentiality and Developments Agreement, a copy of which is attached.

Your employment relationship with ADI will be on an “at will” basis. This means either you or ADI may terminate the employment relationship at any time, for any reason, or without a reason, and without prior notice.

This offer letter is not a contract guaranteeing employment for any specified period of time. ADI reserves the right to amend or terminate any of the above-described programs, plans or policies at any time and from time to time. This means that policies, compensation, and benefits applicable to its executives and employees generally may be amended or terminated at ADI’s discretion.

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This offer of employment is based upon your general skills and abilities. It is not based on your possession of or access to any proprietary information belonging to your current or previous employers. When you accept this offer of employment and join us, ADI directs that you do not disclose any such information or bring materials belonging to any former employer or use any such materials while in ADI’s employ.

Further, you represent and warrant to ADI that you are not bound by any restrictions or covenant not to compete that would prevent you from performing your expected job duties at ADI.

Other than the agreements signed contemporaneously herewith, this letter sets forth the complete and sole understanding between the parties regarding your employment and supersedes any and all other offers, agreements or understandings, whether oral or written, between you and the Company.

We believe you will be an excellent addition to the ADI team and look forward to your starting with us. We are certain you will find your employment with ADI both challenging and rewarding.

Sincerely,

By:	/s/ Mariya Trickett
Mariya Trickett
Senior Vice President & Chief People Officer

I accept the above offer.

By:	/s/ Richard C. Puccio, Jr.	Date:	January 18, 2024
Richard C. Puccio, Jr.

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